VAALCO Energy, Inc.

4600 Post Oak Place, Suite 300

Houston, Texas 77027

Tel: (713) 623-0801

Fax: (713) 623-0982

June 6, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D. C. 20549-3561

Re:	VAALCO Energy, Inc.
Registration Statement on Form S-3
Filed May 13, 2014
File No. 333-195919

Dear Mr. Schwall,

Set forth below are the responses of VAALCO Energy, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2014, with respect to Registration Statement on Form S-3, File No. 333-195919, filed with the Commission on May 13, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For the Staff’s convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-3

Exhibit 5.1

1.	Please have counsel revise opinion 5 on page 4 to opine that the depositary shares will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipt. For guidance, refer to Section II.B.1.d. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE:

We acknowledge the Staff’s comment and have obtained and filed a new legal opinion of Haynes and Boone, LLP, reflecting the requested revisions. Please see Exhibit 5.1 to Amendment No. 1.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact William B. Nelson of Haynes and Boone, LLP, at (713) 547-2084.

Sincerely,

/s/Gregory R. Hullinger,

Chief Financial Officer

cc:	William B. Nelson
Haynes and Boone, LLP